UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

ALTERNATIVE INVESTMENT CORPORATION

(Full Name of Registrant)

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-34858

(Check One): Form 10-K [_]     Form 20-F [_]     Form 11-K [_]     Form 10Q [X]     Form N-SAR [_]

For Period Ended: December 31, 2016

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-QSB
[_] Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

ALTERNATIVE INVESTMENT CORPORATION

(Exact name of registrant as specified in its charter)

Nevada (State of incorporation)	98-0568076 (I.R.S. Employer Identification No.)

150 East 52nd Street, Suite 1102

New York, NY 10022

(Address of principal executive offices)

(917) 297-7248

(Registrant’s telephone number)

PART II - RULE 12b-25(b)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject quarterly report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

PART III - NARRATIVE

The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its financial statements without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Daniel Otazo

(Name)

(917) 297-7248

(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

____________________________________________________

Alternative Investment Corporation
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Daniel Otazo
Daniel Otazo, Interim Chief Executive Officer

Date:  February 14, 2017